
02006850

UF 3-11-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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RECEIVED
MAR 0 1 2002

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50935

FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

W.R. Hambrecht + Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

539 Bryant Street
(No. and Street)

San Francisco	California	94107-1237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery S. Andrews (415) 551-8635
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1100	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3-22-02

OATH OR AFFIRMATION

I, Jeffrey S. Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.R. Hambrecht + Co., LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

Chief Financial Officer

Title

STATE OF CALIFORNIA)
) ss.
COUNTY OF SAN FRANCISCO)

On February 19, 2002, before me, Marguerite Cullen Ranucci, a Notary Public for the State of California, personally appeared Jeffrey S. Andrews, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.


MARGUERITE CULLEN RANUCCI
Commission # 1242356
Notary Public - California
San Francisco County
My Comm. Expires Nov 19, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

W.R. Hambrecht + Co., LLC

Balance Sheet
As of December 31, 2001
Together with Report of Independent Public Accountants


ANDERSEN

Report of Independent Public Accountants

To the Member of
W.R. Hambrecht + Co., LLC:

We have audited the accompanying balance sheet of W.R. Hambrecht + Co., LLC (the Company), a Delaware limited liability company, as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statement, long-term investments include nonmarketable investments valued at $24,435,848 (76 percent of member's equity) as of December 31, 2001, which have been valued at fair value as determined by management. However, because of the inherent uncertainty of valuation, management's estimate of fair values may differ significantly from the values that would have been used had a ready market existed for the securities, and the differences could be material.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of W.R. Hambrecht + Co., LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Arthur Andersen LLP

San Francisco, California
February 7, 2002

W.R. Hambrecht + Co., LLC

Balance Sheet
December 31, 2001

ASSETS	
CASH AND CASH EQUIVALENTS	$ 384,968
DUE FROM BROKER	2,833,072
MARKETABLE TRADING SECURITIES, at market value	128,679
LONG-TERM INVESTMENTS, at estimated fair value	27,721,012
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net of accumulated depreciation and amortization of $4,151,866	3,925,107
NOTE RECEIVABLE	533,860
PREPAID EXPENSES AND OTHER ASSETS	820,162
Total assets	$36,346,860
LIABILITIES AND MEMBER'S EQUITY	
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 1,659,306
SECURITIES SOLD, NOT YET PURCHASED	25,564
INCOME TAX PAYABLE	4,242
COMPENSATION AND BENEFITS PAYABLE	2,406,463
Total liabilities	4,095,575
COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)	
MEMBER'S EQUITY	32,251,285
Total liabilities and member's equity	$36,346,860

The accompanying notes are an integral part of this balance sheet.

W.R. Hambrecht + Co., LLC

Notes to Balance Sheet
December 31, 2001

1. Ownership Structure

W.R. Hambrecht + Co., LLC (the Company) is a registered securities broker-dealer that was incorporated in the state of Delaware as a Delaware limited liability company (LLC) on June 30, 1999, to succeed the business of a predecessor organization formed on January 2, 1998. The Company was organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is wholly owned by W.R. Hambrecht + Co. Inc. (the Parent).

Over the past three years the Company has experienced dramatic growth during a time of volatile market conditions. More recently, the severity and persistence of the depressed securities and venture capital markets, along with the impact of the World Trade Center events on U.S. emerging growth markets in general, have a had a direct impact on the ability of the Company to generate revenues sufficient to cover operating expenses.

In response to declining revenues, the Company took action in 2001 to reduce its operating expense by reducing staff, lowering the base salaries of its senior managers, moving revenue-producing staff from a fixed compensation plan to a variable compensation plan based upon production, renegotiating expense contracts, and discontinuing nonessential services. The Company plans to reduce its expense base further through the possible reduction of facilities in several geographic locations.

The attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets, particularly initial public offerings, follow-on offerings, and corporate merger and acquisition transactions, which may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for some of its venture investments. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition and net capital.

It is the Company's belief that the economic conditions that adversely affected earnings in 2000 and 2001 will improve as 2002 progresses, thus providing an opportunity to increase revenue generation and realize liquidity from the venture portfolio. The Company's Parent has received commitments for debt financing of $6.1 million on January 25, 2002, which is expected to be used to support the Company. In addition, the Company holds a marketable securities portfolio worth $3.3 million as of December 31, 2001, which, if needed, could be sold to generate near-term cash resources. Finally, the Company may seek to sell additional debt or equity securities or enter into new credit facilities to meet its cash and/or net capital needs. The Company cannot make assurances that it will be able to complete any financing or liquidity transaction, that such financing or liquidity transaction will be adequate for the Company's needs, or that a financing or liquidity transaction will be completed prior to the Company running out of funds.

The factors discussed above create doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. The accompanying financial statements do not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks and money market funds. There are no withdrawal restrictions on cash and cash equivalents.

Accounts Receivable from Syndicated Partnerships

Accounts receivable from syndicated partnerships consist of amounts due from investors in syndicated partnerships that are organized and initially funded by the Company.

Marketable Trading Securities

Marketable trading securities are reported at prevailing market prices as of December 31, 2001. Realized and unrealized gains and losses on marketable trading securities are included in principal transaction revenues.

Long-term Investments

The Company's long-term investments include marketable equity securities and nonmarketable securities. Marketable equity securities are reported at prevailing market prices at December 31, 2001. For those marketable equity securities that the Company holds more than 14 days' worth of trading volume, the Company deducts a 20 percent discount from the total market value of the investment. Nonmarketable securities are not registered for public sale or carry restrictions on sale, and are reported at estimated fair value as determined by management. Factors considered by management in valuing nonmarketable investments include the type of investment, purchase cost, restriction on disposition, relative volume owned versus market averages, subsequent purchases of the same or similar investments by other investors, and current financial and operating results of the investee entities.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method. The estimated useful lives for the computation of depreciation are:

Software and computer equipment	3 years
Office equipment, excluding computer equipment	5 years
Furniture	7 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes

The Company accounts for income taxes based on the asset and liability method. Under this method of accounting, the Company recognizes taxes payable or refundable in the current year and deferred tax liabilities and assets for future consequences of events that have been recognized in the Company's financial statements or tax returns.

The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Therefore, the income tax consequences related to the Company's operations are reflected in its financial statements.

3. Long-Term Investments

The Company's long-term investments are valued in accordance with the procedures set forth in Note 2. At December 31, 2001, the Company's long-term investments, at estimated fair value, consisted of the following:

Marketable equity securities	$ 3,285,164
Nonmarketable equity securities	24,435,848
Total long-term investments	$27,721,012

The cost of the Company's long-term investments at December 31, 2001, was $46,795,083.

4. Furniture, Equipment and Leasehold Improvements

Following is a summary of furniture, equipment and leasehold improvements as of December 31, 2001:

Furniture	$1,033,369
Equipment	5,059,247
Leasehold improvements	1,984,357
	8,076,973
Less: Accumulated depreciation and amortization	4,151,866
	$3,925,107

5. Notes Receivable from Employees

On December 31, 2001, the Company had a note receivable from an employee for $533,860, bearing interest at the prime rate as announced from time to time by Bank of America, and is payable no later than July 17, 2008.

6. Commitments and Contingencies

At December 31, 2001, the Company was obligated under long-term noncancelable operating leases for office facilities and equipment, which require the following minimum annual payments:

Year Ending December 31	Future Minimum Lease Payments
2002	$2,530,476
2003	2,429,316
2004	2,086,259
2005	324,374
Total	$7,370,425

Certain leases contain renewal options and escalation clauses.

As is the case with many firms in the securities industry, the Company may become involved in legal and regulatory matters arising in the normal course of the Company's business that are incidental to its activities as a general stock brokerage and investment banking business.

7. Income Taxes

The deferred income tax asset as of December 31, 2001, is composed of the following:

Net unrealized loss on long-term investments	$ 9,339,748
Operating loss carryforwards	31,580,665
Other deferred assets	517,775
	41,438,188
Valuation allowance	(41,438,188)
Net deferred income tax asset	$ -

In 2001, a valuation allowance of $41,438,188 has been recorded, which eliminates the net deferred tax assets at December 31, 2001. The Company has a federal net operating loss carryforward of $77,308,850 and a California net operating loss carryforward of $69,660,886. These loss carryforwards will begin to expire beginning in 2019 and 2006 for federal and California tax purposes, respectively.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the NASD Regulation, Inc., which requires the Company to maintain minimum net capital as defined by the Rule, and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 1,500 percent. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2001, the Company's net capital was $1,675,245, its ratio of aggregate indebtedness to net capital was 243 percent, and its net capital was $1,304,745 in excess of the required minimum net capital. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

9. Subsequent Event

As discussed in Note 1, on January 25, 2002, the Parent received commitments for additional funding of $6.1 million. As part of these commitments, the Parent issued warrants to purchase approximately 1.3 million shares of the Parent's Series C common stock. In connection with these commitments, the Parent issued subordinated notes of $3.05 million on the same date. The notes bear interest at a rate of 6 percent payable annually and mature on January 25, 2007. As part of the issuance of notes, the Parent issued warrants to purchase 657,000 shares of the Parent's Series C common stock. The Parent is anticipated to draw down the remaining commitment in late February 2002 by issuing another $3.05 million of similar notes and warrants to purchase another 657,000 shares of the Parent's Series C common stock.


ANDERSEN

To the Member of
W.R. Hambrecht + Co., LLC:

In planning and performing our audit of the financial statements of W.R. Hambrecht + Co., LLC (the Company), a Delaware limited liability company, for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the balance sheet and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:(1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13, and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Francisco, California
February 7, 2002